UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
SCHEDULE 13D
Under the Securities Exchange Act of 1934
TIMBERLINE RESOURCES CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

887133205
(CUSIP Number)

Crescat Portfolio Management LLC
44 Cook Street, Suite 100
Denver, CO 80206
(303) 271-9997

Copy to:
Jason Brenkert
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, CO 80202
(303) 352-1133
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887133205

1	NAMES OF REPORTING PERSONS Crescat Portfolio Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Crescat Precious Metals Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Crescat Institutional Commodity Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) <0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Crescat Global Macro Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (c) ☐ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Crescat Institutional Macro Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Crescat Long/Short Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Kevin and Linda Smith Living Trust dtd 7/21/1998
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 887133205
1	NAMES OF REPORTING PERSONS Kevin C. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Common Stock, $0.001 par value (the “Shares”)
(b)	Name of Issuer:
Timberline Resources Corporation (the “Issuer”)
(c)	Address of Issuer’s Principal Executive Offices:
101 East Lakeside Avenue
Coeur d’Alene, ID 83814
Item 2.	Identity and Background
(a)	Name of Reporting Person (collectively “Reporting Persons”):
i)	Crescat Portfolio Management LLC (“Crescat Portfolio”)
ii)	Crescat Precious Metals Master Fund Ltd. (“Crescat Precious Metals”)
iii)	Crescat Institutional Commodity Master Fund Ltd. (“Crescat Institutional Commodity”)
iv)	Crescat Global Macro Master Fund Ltd. (“Crescat Global”)
v)	Crescat Institutional Macro Master Fund Ltd. (“Crescat Institutional Macro”)
vi)	Crescat Long/Short Master Fund Ltd. (“Crescat Long/Short”)
vii)	Kevin and Linda Smith Living Trust dtd 7/21/1998 (“Smith Trust”)
viii)	Kevin C. Smith (“Kevin Smith”)

(b)	Principal Business Address:
The principal business address of the Reporting Persons is:  44 Cook Street, Suite 100, Denver, Colorado 80206.
(c)	Occupation, Employment and Other Information:
The Reporting Persons are engaged in the business of investment.
(d)	Criminal convictions:
The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Civil proceedings:
The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship:
i)	Crescat Portfolio– Delaware
ix)	Crescat Precious Metals– British Virgin Islands
x)	Crescat Institutional Commodity – British Virgin Islands
xi)	Crescat Global – Cayman Islands
xii)	Crescat Institutional Macro – British Virgin Islands
xiii)	Crescat Long/Short - Delaware
xiv)	Smith Trust - Colorado
xv)	Kevin Smith – United States

Item 3.	Source and Amount of Funds or Other Consideration:
OO
Item 4.	Purpose of Transaction
On August 19, 2024, the Issuer was acquired by McEwen Mining Inc. (“McEwen”) pursuant to an Agreement and Plan of Merger among McEwen Mining Inc., Lookout Merger Sub, Inc., and the Issuer, dated April 16, 2024, whereby all of the Reporting Persons’ Shares were converted into common shares of McEwen at a ratio of 0.01 McEwen share for each existing Share.  The opening price of the McEwen shares on August 19, 2024, was $9.04.
Item 5.	Interest in Securities of the Issuer:
None.  See Item 4.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:
Agreement and Plan of Merger by and among McEwen Mining Inc., Lookout Merger Sub, Inc. and Timberline Resources Corporation, dated April 16, 2024
Item 7.	Material to Be Filed as Exhibits:
Exhibit 10.1  Agreement and Plan of Merger by and among McEwen Mining Inc., Lookout Merger Sub, Inc. and Timberline Resources Corporation, dated as of April 16, 2024 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on April 16, 2024)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 12, 2024	CRESCAT PORTFOLIO MANAGEMENT LLC By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	CRESCAT PRECIOUS METALS MASTER FUND LTD. By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	CRESCAT INSTITUTIONAL COMMODITY MASTER FUND LTD. By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	CRESCAT GLOBAL MACRO MASTER FUND LTD. By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	CRESCAT INSTITUTIONAL MACRO MASTER FUND LTD. By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	CRESCAT LONG/SHORT MASTER FUND LTD. By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	KEVIN AND LINDA SMITH LIVING TRUST DTD 7/21/1998 By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Trustee
Dated: September 12, 2024	/s/ Kevin C. Smith Kevin C. Smith

JOINT FILING AGREEMENT
 Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.
IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.
Dated: September 12, 2024	CRESCAT PORTFOLIO MANAGEMENT LLC By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Dirctor
Dated: September 12, 2024	CRESCAT PRECIOUS METALS MASTER FUND LTD. By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	CRESCAT INSTITUTIONAL COMMODITY MASTER FUND LTD. By: /s/ Kevin Smith______________________ Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	CRESCAT GLOBAL MACRO MASTER FUND LTD. By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	CRESCAT INSTITUTIONAL MACRO MASTER FUND LTD. By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	CRESCAT LONG/SHORT MASTER FUND LTD. By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Director
Dated: September 12, 2024	KEVIN AND LINDA SMITH LIVING TRUST DTD 7/21/1998 By: /s/ Kevin C. Smith Name: Kevin C. Smith Title: Trustee

Dated: September 12, 2024	/s/ Kevin C. Smith Kevin C. Smith